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            UNITED STATES                       -------------------------
  SECURITIES AND EXCHANGE COMMISSION                   OMB APPROVAL
        Washington, D.C. 20549                  -------------------------
                                                OMB Number:     3235-0058
             FORM 12b-25                        Expires: January 31, 2005
                                                Estimated average burden
                                                hours per response...2.50

    NOTIFICATION OF LATE FILING                 SEC FILE NUMBER: 001-13657
                                                CUSIP NUMBER:    46623L 10 3
           (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 2002
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -----------------------------

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 READ INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

JMXI, INC.
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Full Name of Registrant

JUPITER MEDIA METRIX, INC.
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Former Name if Applicable

2 Huntington Quadrangle, Suite 3S2
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Address of Principal Executive Office (STREET AND NUMBER)

Melville, New York 11747
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed.)

              In April 2002, JMXI, Inc. (the "Company") sold substantially all of the assets of its advertising measurement division, AdRelevance, to NetRatings, Inc. Effective April 30, 2002, the Company discontinued offering its LiveMetrix product and terminated its exclusive reseller agreement with LiveTechnology Holdings, Inc. and terminated the license to the underlying technology. On May 3, 2002, the Company entered into a lease termination agreement with its landlord for leased space at 21 Astor Place, New York, New York. On May 7, 2002 the Company entered into a Settlement Agreement and Intellectual Property Agreement with NetRatings, Inc. pursuant to which it agreed to discontinue the Company's pending patent infringement lawsuit against NetRatings and to transfer to NetRatings the Company's patents for computer use tracking. In addition, as part of the settlement, NetRatings has granted the Company a non-exclusive, assignable license to use the computer use tracking patents transferred to NetRatings in its domestic Internet audience measurement business until June 30, 2005. In a separate transaction on May 7, 2002, the Company entered into an Asset Purchase Agreement with NetRatings pursuant to which NetRatings acquired certain assets of the Company's European operations. On June 6, 2002, the Company sold substantially all of the assets of its audience measurement division, Media Metrix, to comScore Networks, Inc. On July 31, 2002, the Company sold substantially all of the assets of its remaining operating business, Jupiter Research and Jupiter Events, to INT Media Group, Inc. In addition, on July 31, 2002, the majority of the stockholders of the Company approved and adopted the Company's Plan of Liquidation and Dissolution.

         Due to the numerous recent asset sales and other activities involved with winding down the Company's operations, the Company has been unable to finalize its financial statements for its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002. The Company excepts to file such quarterly report on Form 10-Q as soon as practicable.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Robert Becker                     (516)                734-2000
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            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the numerous recent asset sales and other activities involved with winding down the Company's operations, the Company's financial statements for the quarter ended June 30, 2002 will change significantly from the quarter ended March 31, 2002. However, an estimate of these changes cannot be made at this time because the Company has not finished closing its books for the quarter ended June 30, 2002.

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                                  JMXI, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: August 13, 2002               By: /s/    Robert Becker
     ---------------------------       ----------------------------------------
                                       Name:   Robert Becker
                                       Title:  Chief Executive Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).